Syneron Announces Management Change in Support of Company's Long-Term Growth Strategies

New Management Team Seeks to Build on Momentum of Continued Revenue Growth

YOKNEAM, ISRAEL -- (MARKET WIRE) -- May 14, 2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced changes to the management structure to meet the challenges of its rapid development and future growth.

The company's new management team members include:

--	Doron Gerstel, currently President of Syneron N. America, will become Chief Executive Officer following the planned retirement of Syneron's current CEO, David Schlachet;
--	Donald Lee Fagen, previously Vice President Global Sales and Marketing at VISX, Incorporated, a global leader in laser vision correction, will become President of Syneron NA;
--	Fabian Tenenbaum, most recently Syneron's Vice President for Business Development, will become Chief Financial Officer, succeeding David Seligman, who has decided to pursue other interests.

In addition, the company announced that Amit Meridor has been promoted to Executive Vice President for Business Development and International Sales to spearhead the global business development activities for Syneron. Also, David Schlachet will join Syneron's Board of Directors and will continue to contribute to the growth and strength of Syneron.

Dr. Shimon Eckhouse, Chairman of the Board, said, "Syneron is moving forward strongly on many strategic fronts to commercialize new devices, expand penetration in new markets, and enhance distribution channels. The Board of Directors is gratified by the progress the company's management has made to date in completing the build up of its infrastructure, while maintaining its growth, and leading significant strategic initiatives. The company was able to recruit a very strong management team in the last 18 months, which brought a number of outstanding managers to Syneron and is enabling us now, seamlessly, to implement our planned management transition. Our strong management team positions the company to execute its business strategy and achieve its growth and value creation goals today and in the future."

Syneron also announced financial results for its first quarter ended March 31, 2007 and reaffirmed its previously announced guidance in a separate press release.

Doron Gerstel joined Syneron in April 2006 as President for Syneron North America. Under his leadership, the company's North American division achieved annual revenue growth of 23% for 2006. In his year as President, Doron focused on enhancing Syneron's customer care organization making it a true partnership between Syneron and its customers. Before joining Syneron, he served as President and CEO of Zend Technologies, which he co-founded in 1999. Zend is the leading provider of products and services for developing, deploying and managing business-critical PHP WEB base applications. PHP is used by more than twenty-two million Web sites and has quickly become the most popular language for building dynamic web applications. Prior to his role at Zend, Doron held a number of senior management positions at ESC Medical Systems and ELBIT Systems LTD -- formerly Fibronics. Mr. Gerstel holds a Bachelor of Science in Economics and Management from the Technion, and an MBA from Tel Aviv University.

"Syneron is a dynamic, strong growth company with leading proprietary technologies that create many value-building opportunities. Syneron's success in differentiation itself from the competition has been based on its innovative elos technology, which played a critical role in its rapid penetration and growth. Syneron is differentiating itself further from the competition with an unsurpassed customer care program that focuses on helping our customers to maximize their profit from the introduction of medical aesthetics to their practices. This is a very exciting time for the company, and I look forward to working hand in hand with our management team and the Board of Directors to execute our profitable growth strategies to achieve Syneron's fullest potential for the benefit of our shareholders, employees and business partners alike," said Mr. Gerstel.

Donald Lee Fagen joins Syneron from VISX, Incorporated, the global leader in laser vision correction. Like Syneron's markets, VISX devices are used in elective procedures. Donald was part of the original start up of VISX and was instrumental in running a strong sales force. As VP Global Sales and Marketing, Donald was responsible for $180 million in sales and was instrumental in developing and implementing VISX's successful annuity business model of recurring license fees. Donald's other responsibilities at VISX have included new product launches, aggressive strategies to capture market share, and development of a profitable retail procedure with low operating expenses. Mr. Fagen holds a Bachelor of Science in Education and Sociology from Texas A&M.

"I look forward to continuing Doron's strong record of performance, progress, and innovative marketing initiatives in the Americas. I believe the experience I had at VISX in developing a unique business model in their industry will have direct relevance in helping to develop new business opportunities for Syneron in the aesthetic sector. I also look forward to become an active participant in the company's investor relations program in the U.S., alongside our new CFO," said Mr. Fagen.

Fabian Tenenbaum has been elected Chief Financial Officer. Fabian joined Syneron in 2006 as Vice President for Business Development and was responsible for developing the growth strategy for Syneron's home-use product, which culminated in the exclusive worldwide joint development and supply agreement with Procter and Gamble. From 2002 to 2006, Fabian was Vice President at Radiancy Inc., where he managed the U.S. subsidiary of a late-stage med-tech start-up with the third largest global installed base for light-based devices in the field of dermatology and aesthetic medicine. He holds a Bachelor's degree in Medicine from Ben Gurion University and an MBA from Columbia Business School.

"The priority of our management team and Board of Directors is to translate Syneron's strong revenue growth and expanding pipeline into sustainable earnings growth and value creation for our shareholders, while optimizing our expense structure, our returns on equity and capital, our internal controls and our corporate transparency," said Mr. Tenenbaum.

Concluding, Dr. Eckhouse said, "On behalf of the entire Syneron organization, we want to thank David Schlachet for his leadership and hard work in building the infrastructure of the company, leading its strategic initiatives and building its strong management team. We also want to extend our deep gratitude for the contribution of David Seligman in leading the financial work at Syneron. We are happy to see David Schlachet's continued involvement in the growth of Syneron as a Board member and we wish David Seligman well in his future endeavors. We look confidently forward to the profitable, growing business and market opportunities ahead for Syneron."

Conference call

Syneron Management will host a conference call to discuss today's announcements at 8:30am ET today, April 14th, 2007. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007, maintaining a leadership position in core markets, cross selling opportunities and the launch of a home use product. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to, the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth; competition an pricing pressure and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum
CFO
+866 259 6661
email: fabiant@syneron.com

Judith Kleinman
VP Investor Relations
+972-732-44-2200
email: ir@syneron.com